UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 18, 2023

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis issues EGM Invitation and Shareholder Information Brochure. Sandoz publishes Listing Prospectus ahead of proposed Spin-off vote

Ad hoc announcement pursuant to Art. 53 LR

•	Invitation to Novartis Extraordinary General Meeting on September 15, 2023, and Shareholder Information Brochure issued

•	Sandoz Listing Prospectus published

•	Proposed distribution of a dividend-in-kind of Sandoz shares to Novartis shareholders: one Sandoz share for every five Novartis shares and one Sandoz ADR for every five Novartis ADRs

•	Sandoz Spin-off planned to occur on or around October 4, 2023

Basel, August 18, 2023 — Novartis today issued the invitation to an Extraordinary General Meeting (EGM) of Novartis shareholders, scheduled to take place on September 15, 2023, in relation to the proposed 100% Spin-off of Sandoz, the Generics and Biosimilars business of Novartis.

At the EGM, shareholders of Novartis will vote on two proposals:

1.	A special distribution by Novartis AG of a dividend-in-kind to effect the Spin-off of Sandoz Group AG
2.	A reduction of the share capital of Novartis AG in connection with the Spin-off of Sandoz Group AG

The EGM has been called after the Novartis Board of Directors unanimously endorsed and recommended that shareholders approve the proposed separation of Sandoz via a Spin-off.

This is a key step in the separation process, which was initiated in August 2022 when Novartis announced its intention to separate the Sandoz business to create an independent company by way of a 100% Spin-off. Novartis is confident that the Spin-off is in the best interests of shareholders, creating a European champion and a global leader in Generics and Biosimilars, and a more focused Novartis. Looking ahead, both companies would be able to focus on maximizing value creation for their shareholders by prioritizing capital and resource allocation, employing separate capital structure policies, and increasing management focus on their respective business needs.

Further information issued today on Sandoz and the proposed Spin-off includes:

•	EGM Invitation General Meetings | novartis
•	Shareholder Information Brochure General Meetings | novartis
•	Listing Prospectus (published by Sandoz) https://www.sandoz.com/prospectus

A supplement with Sandoz H1 2023 combined and pro forma financial statements is planned to be published in early September.

If Novartis shareholders approve the proposed special distribution at the EGM, the Spin-off will be implemented through the distribution of a dividend-in-kind of Sandoz shares to Novartis shareholders, and of Sandoz ADRs (American Depositary Receipts) to Novartis ADR holders.

Novartis shareholders and Novartis ADR holders will receive:

•	1 Sandoz Share for every 5 Novartis Shares
•	1 Sandoz ADR for every 5 Novartis ADRs

The Spin-off is expected to be tax neutral for Swiss tax and US federal income tax purposes.

Additional Transaction Details

The proposed 100% Spin-off of Sandoz is planned to occur on or around October 4, 2023. The Novartis Shareholder Information Brochure includes an indicative timeline of the next steps for the proposed Sandoz Spin-off.

Sandoz is planned to be listed on the SIX Swiss Exchange, with an ADR program in the US. The ADRs will not be listed on a US national securities exchange.

In addition to Novartis shareholder approval, completion of the proposed Sandoz Spin-off is subject to satisfaction of certain conditions, including receipt of the necessary approvals for the listing of the Sandoz shares, no event outside of the control of Novartis preventing the Spin-off and no material adverse change. There can be no assurance regarding the ultimate timing of the proposed transaction or that the transaction will be completed.

Disclaimer

This media update contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as "potential," "can," "will," "plan," "may," "could," "would," "expect," "anticipate," "look forward," "believe," "committed," "investigational," "pipeline," "launch," or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for the investigational or approved products described in this media update, or regarding potential future revenues from such products. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this media update will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations regarding such products could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this media update as of this date and does not undertake any obligation to update any forward-looking statements contained in this media update as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. We deliver high-value medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. About 103,000 people of more than 140 nationalities work together to bring Novartis products to nearly 800 million people around the world. Find out more at https://www.novartis.com

About Sandoz

Sandoz, a Novartis division, is a global leader in generic pharmaceuticals and biosimilars. Our purpose is to pioneer access for patients by developing and commercializing novel, affordable approaches that address unmet medical needs. Our vision is to be the world’s leading and most valued generics company. Our broad portfolio of high-quality medicines covers major therapeutic areas.

# # #

Novartis Media Relations E-mail: media.relations@novartis.com
Puja Kalra +41 79 699 9598 puja.kalra@novartis.com		Richard Jarvis + 41 79 584 2326 richard.jarvis@novartis.com
Central		North America
Anja von Treskow	+41 79 392 9697	Julie Masow	+1 862 579 8456
Anna Schäfers	+41 79 801 7267	Michael Meo Marlena Abdinoor	+1 862 274 5414 +1 617 335 9525
Switzerland Satoshi Sugimoto	+41 79 619 2035

Novartis Investor Relations Central investor relations line: +41 61 324 7944 E-mail: investor.relations@novartis.com
Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 345 4440
Nicole Zinsli-Somm	+41 61 324 3809	Parag Mahanti	+1 973 876 4912
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 18, 2023	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting